UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28881/ August 26, 2009

_____
In the Matter of   :
                                         :
HATTERAS GLOBAL PRIVATE EQUITY:
    PARTNERS MASTER FUND, LLC   :
8540 Colonnade Center Dr.   :
Suite 401   :
Raleigh, NC 27615   :
                                         :
(811-22256)   :
                                         :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Hatteras Global Private Equity Partners Master Fund, LLC filed
an application on July 15, 2009, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an
investment company.

On July 31, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28840). The notice
gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, that
applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary